December 7, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (650) 858-0139

Keith R. Guericke
Chief Executive Officer and President
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, California 94303

> **Re: Essex Property Trust, Inc.**
> **Definitive 14A**
> **Filed April 3, 2007**
> **File No. 001-13106**

Dear Mr. Guericke:

We have reviewed your response letter dated October 18, 2007, and have the following comment. Please respond to our comment by December 21, 2007, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We note your response to comment no. 5 and that each named executive officer also has individual performance goals and some have business unit goals. Please revise your disclosure to provide additional detail and analysis of how individual performance contributed to actual compensation paid to the named executive officers. For example, please describe the specific individual performance goals and business unit goals. See Item 402(b)(2)(vii) of Regulation S-K. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of such goals is not required because it would result in competitive harm such that the goals could be excluded under Instruction 4 to Item 402(b). To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc:　　　Michael T. Dance *(via facsimile)*